VINCI

Rueil, September 07, 2007

[redacted]

07026488

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

RECEIVED
2007 SEP 11 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) - File N° 82-4781

SUPPL

Dear Madam,

Please find enclosed recently issued press releases :

- 2007 Interim results,
- A86 DUPLEX - The end of the tunnel,
- VINCI preferred bidder for a motorway concession in Germany,
- First-half 2007 consolidated revenue,
- Appointment,
- Further investment by Eurovia in materials production in Europe,
- VINCI signs contract for Athens-Tsakona motorway concession,
- VINCI named preferred bidder for the "Coentunnel" in Ansterdam.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dlw 9/17

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Rueil-Malmaison, 4 September 2007

Press release

2007 INTERIM RESULTS

- **Excellent performance for the half-year:**
  - **Revenue: €13.7 billion (+15% [1])**
  - **Operating profit from ordinary activities: €1,306 million (+16% [1])**
  - **Consolidated net profit: €614 million: (+18% [1])**
- **Interim dividend: €0.47 per share (+11%) payable on 20 December 2007**
- **Favourable outlook for 2007:**
  - **Order book at high level: €20 billion at end of July 2007 (+12% over 12 months)**
  - **Major successes in concessions and public-private partnerships**
  - **Dynamic external growth**

VINCI's Board of Directors, chaired by Yves-Thibault de Silguy, met on 4 September 2007 to finalise the interim financial statements at 30 June 2007. The Board also examined the outlook for 2007 and approved the payment of an interim dividend in respect of 2007.

Strong revenue growth in all business lines, both in France and abroad

VINCI's consolidated revenue for the first half of 2007 was €13.7 billion, up 14.9% against pro forma revenue for the first half of 2006.

In France, revenue stood at €9.2 billion, up 14.9%[1] compared with the first half of 2006. Activity levels increased in all the Group's business lines.

Outside France, revenue also increased by 14.9% (of which 2.3% was accounted for by external growth) to €4.4 billion, representing 32.5% of total revenue.

[1] Pro forma data: full consolidation of ASF/ESCOTA since 1 January 2006. Compared with the 2006 actual data taking account of the consolidation of ASF and ESCOTA as from 9 March 2006 (the date of acquisition of control by VINCI), revenue increased by 18.8%, operating profit from ordinary activities by 25.6% and net profit by 18.7%.

Revenue by business line

(in millions of euros)	H1 2006 Pro forma	H1 2007	*Change 07/06PF*
Concessions	2,000	2,147	*+7.4%*
Energy	1,740	1,983	*+14.0%*
Roads	3,122	3,383	*+8.4%*
Construction	4,928	6,047	*+22.7%*
Property development	247	265	*+7.2%*
Eliminations	(139)	(160)	
Total	**11,898**	**13,665**	***+14.9%***

Stronger operating margins and higher net profit

The consolidated net profit for the first half of 2007 was €614 million, up 18.5% compared with the first half of 2006 restated on a pro forma basis (€518 million) [1].

Diluted earnings per share [2] improved by 17% to €1.27 per share on a pro forma basis.

Net profit by business line

(in millions of euros)	H1 2006 Pro forma	H1 2007	*Change 07/06PF*
Concessions	266	298	*+12%*
Energy	53	64	*+20.5%*
Roads	16	62	*+278%*
Construction	159	198	*+24.5%*
Property development	24	24	*(0.1)%*
Holding companies	0	(32)	
Total	**518**	**614**	***+18.4%***

Faster growth in operating profit from ordinary activities than in revenue

Operating profit from ordinary activities for the first half of 2007 was €1,306 million, up 15.7% against the first half of 2006, and representing 9.6% of revenue compared with 9.5% in the first half of 2006.

The increase in operating profit from ordinary activities for operating entities (excluding holding companies' results) was 23.9% (€1,305 million against €1,053 million in the first half of 2006).

[1] Pro forma data: full consolidation of ASF/ESCOTA since 1 January 2006. Compared with the 2006 actual data taking account of the consolidation of ASF and ESCOTA as from 9 March 2006 (the date of acquisition of control by VINCI), revenue increased by 18.8%, operating profit from ordinary activities by 25.6% and net profit by 18.7%.

[2] After taking account of the dilutive effect of outstanding share subscription options

Operating profit from ordinary activities by business line

(in millions of euros)	H1 2006 Pro forma	% revenue	H1 2007	% revenue	Change 07/06
Concessions	671	*33.6%*	789	*36.7%*	*17.5%*
Energy	86	*4.9%*	105	*5.3%*	*22.0%*
Roads	30	*1.0%*	90	*2.7%*	*197.9%*
Construction	224	*4.5%*	282	*4.7%*	*25.7%*
Property development	41	*16.8%*	39	*14.9%*	*(5.0%)*
Sub total	**1,053**	***8.7%***	**1,305**	***9.4%***	***23.9%***
Holding companies	76		1		
Operating profit from ordinary activities	**1,129**	***9.5%***	**1,306**	***9.6%***	***15.7%***
IFRS 2 expenses and miscellaneous	(36)		(46)		
Operating profit	**1,093**	***9.2%***	**1,261**	***9.2%***	***15.4%***

In a context of strong growth in activity levels, VINCI's business lines have improved their operating margins.

VINCI Concessions, the business line that makes the greatest contribution to the Group's operating profit from ordinary activities (60% of the total), reported an operating profit up 17.5%, reflecting good control of operating expenses.

VINCI Energies reported growth of 22% in its operating profit from ordinary activities, reflecting that enterprise's fine performance in good market conditions both in France and abroad.

Eurovia[3] saw a significant increase in its operating profit from ordinary activities, which reflects in particular the high level of activity in France and the positive effects of the reorganisation of its Spanish and American subsidiaries.

The operating profit from ordinary activities of VINCI Construction increased as a result of the dual effects of growth in activity levels and improved operating margins in most of the division's entities.

The operating profit from ordinary activities of the holding companies was €75 million lower than in the first half of 2006, when the capital gain on the disposal of a property complex at Nanterre was recorded for €53 million (€47 million after tax).

The cost of net financial debt was €363 million against €317 million in the first half of 2006 (on a pro forma basis). This increase was the consequence of the increased level of debt, mainly due to the acquisition of a further, 18% shareholding in Cofiroute, continuation of the motorway concession operating companies' capital investment programme and the impact of share buy-backs.

The debt-hedging policy implemented in the first half of 2006 and strengthened since then has enabled the impact of the increase in interest rates to be limited. The proportion of net debt at fixed or capped floating rates now accounts for more than 90% of the total.

[3] We remind readers that the first-half results reported by Eurovia are markedly less than half its annual performance, given the pronounced seasonal nature of its road works activities.

Cash flow from operations, investments, share buy-backs

Cash flow from operations before tax and cost of debt increased by 15.1% to €1,975 million, compared with €1,715 million in the first half of 2006 on a comparable basis and represented 14.5% of revenue for the period.

The Concession operations' cash flows, representing two thirds of the total, increased by 11.1%, at a faster pace than activity. Benefiting from sustained levels of traffic, in particular heavy vehicle traffic, and good control of operating expenses, ASF and Cofiroute markedly improved their operating profitability, with EBITDA to Revenue[4] ratios now standing at 65.5% and 70.3% respectively.

Investments in operating assets amount to €361 million, close to the level of the first half of 2006 (excluding the impact of disposals), despite the growth in activity levels.

In total, cash flow from operations improved markedly, standing at €448 million for the first half of 2007, against €210 million in the first half of 2006.

Growth investments in concessions remained at high level, at €604 million during the period (against €660 million in the first half of 2006) of which €300 million at Cofiroute, €214 million at ASF and ESCOTA and €70 million at Arcour, which operates the A19 motorway under a concession.

Net financial investments amounted to €1,122 million (against €8,941 million in the first half of 2006, comprising mainly the investment in ASF). They include €802 million for the supplementary acquisition of 18% of Cofiroute, the acquisition of 100% of Nukem (dismantling of nuclear facilities) in the UK and 13.4% of Entrepose Contracting (in the Oil & Gas sector).

During the first half of 2007, VINCI continued its share buy-back programme by acquiring 14.9 million shares on the market and by purchasing 6.8 million share purchase options (calls) to cover the Group's savings schemes and the share purchase option and free share plans in progress. These transactions represented a total investment of €900 million in the period. Since 30 June 2007, VINCI has acquired a further 4 million shares and cancelled 3.8 million shares. As at 31 August 2007, treasury shares accounted for 3.85% of the share capital.

Lengthening of debt maturity and stronger liquidity

Net financial debt at €16.8 billion was up by nearly €2 billion against 31 December 2006 (€14.8 billion) and by €1.1 billion against 30 June 2006 (€15.7 billion). Debt is almost totally in the concession operating subsidiaries, including ASF/ESCOTA for €11 billion and Cofiroute for €3.1 billion.

The increased borrowings in the first half of 2007 were mainly financed by an increase of long-term debt, which increased from €19 billion at 31 December 2006 to €20.7 billion at 30 June 2007, while net cash remained stable at nearly €4 billion.

The average maturity of the Group's debt is nearly 7.5 years, after taking account of the latest refinancing transactions and in particular ASF's inaugural 15-year, €1.5 billion bond issue last July.

[4] EBITDA to Revenue = Cash flow from operations before tax and financing costs to revenue

Consolidated non-current assets at 30 June 2007 amounted to €28.5 billion and for a large part comprised concessions' assets (€25.2 billion), of which ASF accounted for nearly €18 billion. Overall, the Group's capital employed, including a working capital surplus of €1.3 billion and current provisions for more than €1.5 billion amounted to €25.7 billion at 30 June 2007. The Concessions division accounts in total for nearly 96% of the Group's capital employed.

Outlook 2007

The very good performances from all the Group's business lines in the first half go to confirm the forecast announced at the Shareholders General Meeting on 10 May 2007 of a 10% increase in consolidated revenue over 2007 as a whole, before inclusion of Solétanche Bachy and Entrepose Contracting.

Dividend payment

The Board of Directors decided to pay an interim dividend in respect of the current year of €0.47 per share, which will be paid on 20 December next.

The Board of Directors stated that the final dividend for 2007, which will be proposed at the next Shareholders Ordinary General Meeting, will be determined so as to maintain the payout ratio of consolidated net profit at 50%.

Company results

VINCI S.A.'s individual company profit for the first half of 2007 was €4,034 million, compared with €467 million for the first half of 2006. This improvement is the consequence of the strong increase in dividends remitted by VINCI Concessions, in particular in connection with the partial push-down to ASF of the debt incurred to acquire that company.

Press contact: Virginie CHRISTNACHT
Tel: +33 1 47 16 39 56
Fax +33 1 47 16 33 88
e-mail: virginie.christnacht@vinci.com

Investor relations: Marie-Amélia FOLCH
Tel. + 33 1 47 16 45 39
e-mail: marie-amelia.folch@vinci.com

This press release and the presentation to analysts are available in French and English on VINCI's web site: www.vinci.com.

In millions of euros	H1 06 actual [1]	H1 06 pro forma [2]	H1 07 actual	Change 07/06 PF
Revenue	11,500	11,898	13,665	*+14.9%*
of which France	*7,638*	*8,036*	*9,229*	*+14.9%*
of which outside France	*3,862*	*3,862*	*4,436*	*+14.9%*
Operating profit from ordinary activities [3]	1,040	1,129	1,306	*+15.7%*
as % of revenue	*9.0%*	*9.5%*	*9.6%*	
Operating profit	1,004	1,093	1,261	*+15.4%*
as % of revenue	*8.7%*	*9.2%*	*9.2%*	
Net profit (Group share)	517	518	614	*+18.4%*
Earnings per share (in euros)	1.26	1.14	1.33	*+16.7%*
Diluted earnings per share (in €) [4]	1.20	1.09	1.27	*+17.1%*
Cash flow from operations [5]	1,472	1,715	1,975	*+15.2%*
Investments in operating assets	352	354	361	*+7*
Investments in concessions	537	660	604	*(56)*
Equity [6] [7]	8,204	8,204	7,586	*(618)*
Net financial debt	(15,712)	(15,712)	(16,756)	*(1 044)*
of which Concessions	*(11,926)*	*(11,926)*	*(16,432)*	*(4 506)*

(1) Actual data: ASF 23% equity-accounted until 9 March 2006 then fully consolidated as from 10 March 2006

(2) Pro forma: ASF fully consolidated as from 1 January 2006

(3) After amortisation of asset valuation surplus on ASF and ESCOTA contracts: (€134 million)

(4) After taking account of dilutive instruments outstanding (share subscription options)

(5) Before tax and financing costs

(6) Including minority interests

(7) In connection with the revision in progress of IFRS 3 Business Combinations, VINCI has decided to apply the approach adopted by the IASB, which considers acquisitions or disposals of non-controlling interests as transactions with the Group's shareholders. Application of this change in accounting method has led the Group to reduce its equity by €1 billion at 30 June and 31 December 2006. This amount corresponds to the goodwill arising on the acquisition of supplementary shareholdings in companies that were already controlled (mainly ASF). Similarly, the goodwill arising on the acquisition of 18% of Cofiroute has been set against equity at 30 June 2007 for €0.5 billion, in application of this accounting method.

COFIROUTE

Press release
Sèvres, Thursday 23 August 2007

A86 DUPLEX

A86 DUPLEX: THE END OF THE TUNNEL

Digging work on the second section of the A86 Duplex tunnel linking Pont Colbert (municipality of Jouy-en-Josas) with the A13 motorway (Vaucresson - Le Chesnay) over 5.5 km was completed on Thursday 23 August 2007 with the spectacular exit of the tunnel-boring machine at the level of the A13 interchange.
This new stage, crucial in terms of completing one of Europe's largest construction sites, also illustrates a symbolic moment in the run-up to the inauguration of the first Rueil-Malmaison/A13 interchange section in the spring of 2008.

The exit of the tunnel-boring machine from the A86 motorway heralded the end of digging work on the A86 Duplex, an innovative double-deck motorway tunnel covering a total distance of 10 kilometres, designed to guarantee maximum comfort and safety for motorists in the Greater Paris Area.

In 2010, the A86 Duplex will link Rueil-Malmaison and Versailles, thereby completing the French capital's "super-ring road". As a result, this drive will require less than 10 minutes, instead of 45 minutes currently.

The first section of the tunnel, between Rueil-Malmaison and the A13 motorway, is now in its fitting out phase and soon tests will be carried out prior to its inauguration scheduled for the spring of 2008. Completion of work on the second section of the tunnel between the South of Versailles (Pont Colbert) and the A13 motorway, will lead to the final link-up of the A86 between Rueil-Malmaison and Versailles by 2010.

For Cofiroute, a subsidiary of the VINCI group and the concessionaire of the A86 Duplex tunnel, the A86 Duplex perfectly illustrates the success of the integrated concessionaire–builder model that has enabled its motorway network to be financed, built and equipped with facilities. With nearly €800 million invested per year to build new motorways, widen existing sections and improve the overall quality of its network, Cofiroute is now one of the leading players in France in town and country planning.

For more information: toll-free number: 0810 86 86 86 - www.a86ouest.com and www.cofiroute.fr
A86 West Exhibition: RN 13, Carrefour de la Jonchère, 92500 Rueil-Malmaison

Press contacts: Fabienne Laurenceau – Head of A86 communications – 06 27 34 25 31

Rueil-Malmaison, 27 August 2007

Press release

VINCI preferred bidder for a motorway concession in Germany

The joint 50/50 consortium made up of VINCI Concessions and Hochtief PPP has been named preferred bidder for the A-Modell A4 "Horselberg" section in Germany between the towns of Gotha and Eisenach (Thuringia). The A-Modell is a recently established German contractual framework for financing renovation and widening of existing motorways and construction of new sections on the private-sector concession model. To date, the contractual framework is being used for four sections including the A4 "Horselberg" section.

The project, worth a total of around 300 million euros, consists of financing, design, construction and/or renovation of a 45 km motorway section coupled with a 30-year operating concession. The concessionaire's remuneration will be calculated on real heavy goods vehicle traffic (over 12 tonnes) as measured by the satellite toll system Toll Collect Gmbh.

The work is expected to take four years and will be carried out starting in October 2007 by a consortium made up of Eurovia Germany, project leader (1/3), Hochtief Construction (1/3), and German SMEs (1/3). It involves, primarily, construction of a new 25 km section.

This project, VINCI's first involvement in the German A-modell market, rewards the group's expertise in the field of concession engineering and motorway operation, combined with Eurovia's strong positions and long-term commitment in Germany, where the company is now one of the main players in road construction and maintenance.

After recent VINCI successes in motorway concessions in Greece and road tunnels in Amsterdam (Coentunnel), this new success highlights the validity of VINCI's strategic integrated concession-construction model.

Press contact: Vanessa Lattès
Tel.: 01 47 16 31 82
Fax: 01 47 16 33 88
E-mail: vlattes@vinci.com

RECEIVED
2007 SEP 17 P 12:39

Rueil Malmaison, 1 August 2007

PRESS RELEASE
FIRST-HALF INFORMATION

FIRST-HALF 2007 CONSOLIDATED REVENUE

- **Half-year revenue of €13.6 billion, up 14.3%**
- **Brisk sales during second quarter**
- **Further growth in order book at 30 June 2007**
- **Projected revenue for full-year 2007: around 10% growth excluding impact of latest acquisitions**

Consolidated revenue for the first half of 2007

VINCI generated consolidated revenue of €13.6 billion during the first half of 2007, up 14.3% compared with the pro forma revenue for the first half of 2006[1].

(Based on actual data, which includes ASF-ESCOTA from 9 March 2006, when VINCI acquired control, revenue increased 18.3%.)

Continuing the pattern observed during the first quarter, business remained brisk during the second quarter. The upward trend, due primarily to organic growth[2], reflects the momentum in the Group's main markets in France and other countries, augmented by favourable weather conditions.

In France, revenue amounted to €9.2 billion, up 14.3% compared with the same period in 2006[1]. Business was brisk across all the Group's business lines, with VINCI Construction recording the biggest growth (20%).

Outside France, revenue amounted to €4.4 billion, up 14.4%. Of this, 2.3% is attributable to external growth. Revenue from international business, which represented 32.5% of the Group's total revenue in the first half of the year, was driven by VINCI Construction (23%) and VINCI Energies (16%).

---

[1] First-half 2006 pro forma revenue included full consolidation of ASF-ESCOTA, acquired on 9 March 2006, for the six-month period. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations,* it excluded revenue from airport services, which were sold by the Group in October 2006.

[2] Exchange rate fluctuations and changes in consolidation scope accounted for only 1.4% of first-half 2007 revenue growth.

Breakdown by business line

VINCI Concessions: €2,148 million (+7.4%[1])

The three motorway networks under concession to VINCI continued to show very satisfactory growth during the second quarter of 2007 (ASF 6.5%; ESCOTA 4.5%; Cofiroute 7%), boosted by a positive trend in heavy vehicle traffic. This followed an exceptional first quarter, which benefited from favourable calendar effects.

The ASF group's consolidated revenue for the first half of 2007 rose 7.5% to €1,301 million. Toll revenue amounted to €1,274 million, of which €1,004 million for ASF (up 7.9%) and €270 million for ESCOTA (up 5.9%). Overall, traffic for both companies rose 3.3% on a stable network basis, with 3.5% growth on ASF's network and 2.4% on ESCOTA's.

Cofiroute's revenue amounted to €481 million, up 8.7% compared with the first half of 2006. At €471 million, toll revenue increased 9.5%, of which 4.6% was attributable to traffic growth on a stable network. Extensions to the network (opening of a 58 km section on the A28 between Le Mans and Tours at the end of 2005 and opening of the Langeais northern bypass on the A85 in January 2007) accounted for 0.9% of traffic growth. On an actual network basis, traffic growth was 5.5%.

VINCI Park's half-year revenue rose 7.3% to €275 million. In France, the 4.4% increase was attributable to continued satisfactory car park use. Outside France, the 15% increase in revenue was due principally to external growth.

Other infrastructure concessions recorded over 18% growth on a like-for-like basis, driven by the good performance of the Stade de France, the Rion-Antirion Bridge and the airports in Cambodia. On an actual basis, however, revenue declined 3% due to the disposals in 2006 (sale of Autopista Del Bosque in Chile and reduction in the holding in the Confederation Bridge in Canada).

VINCI Energies: €1,982 million (+13.9%)

In France, revenue amounted to almost €1.5 billion, up 13.2%. The pace of VINCI Energies' growth increased during the second quarter of the year due to the continued positive trend in the service sector and new opportunities arising in the industrial sector, as illustrated by the successful penetration of the biofuel segment by the division's business units.

Outside France, revenue amounted to €510 million, up 15.8% compared with the first half of 2006. Almost 5% of this increase was attributable to external growth. Business was brisk in Germany and Central Europe, where the division benefited from the dynamic industrial sector. It included the impact of recent acquisitions in Belgium, the Netherlands and Slovakia.

VINCI Energies' order book was €2.2 billion at 30 June 2007, up nearly 27% over a 12-month period, and represented almost 6.8 months of average business activity for the division.

---

[1] First-half 2006 pro forma revenue included full consolidation of ASF-ESCOTA, acquired on 9 March 2006, for the six-month period. Moreover, in accordance with IFRS 5, *Non-Current Assets Held for Sale and Discontinued Operations*, it excluded revenue from airport services, which were sold by the Group in October 2006.

Eurovia: €3,385 million (+8.4%)

In France, half-year revenue totalled €2.2 billion, up 14%. Following a very good start to the year, which benefited from favourable weather conditions, business remained at a high level during the second quarter (up 9%).

Outside France, Eurovia's revenue was stable at €1.2 billion. The growth recorded in the first quarter, particularly in Germany and the Czech Republic, was offset by the impact of the successfully completed reorganisation in Spain and by more rigorous application of the selective order taking policy in the United States.

Eurovia's order book remained at a high level, increasing almost 11% over a year to €5.2 billion at the end of June 2007, representing more than eight months of average business activity for the division.

VINCI Construction: €5,983 million (+21.4%)

In France, VINCI Construction's half-year revenue amounted to €3.4 billion, representing an increase of almost 20%. Revenue growth accelerated in the second quarter (up 21%), in line with the trend set over several consecutive quarters. The division's markets, especially the building market, remained dynamic throughout France.

Outside France, revenue amounted to €2.6 billion, up 23.5% over the six-month period. The Central European subsidiaries, VINCI Construction Grands Projets and Freyssinet recorded the biggest growth.

VINCI Construction's order book was €13 billion at the end of June 2007, representing 13.5 months of average business activity. It increased 18% over 12 months.

Highlights and 2007 outlook

In addition to the high level of business activity, the first half of 2007 was marked by the completion of several major external growth transactions that enable VINCI to boost its position in specialist markets with high technical content and strong international growth potential:

- The acquisition of Soletanche Bachy, world leader in special foundations, has been approved by the European merger control authority. It represents full-year revenue of almost €1.4 billion, of which 75% generated outside France;
- The acquisition of Nukem Limited in the United Kingdom gives VINCI a leading position in the promising market for nuclear facility decommissioning;
- Following the acquisition of a holding in Entrepose Contracting, VINCI launched a takeover bid for that company, which specialises in designing and building liquefied gas storage tanks and laying pipelines;
- The strategic alliance agreement currently being finalised between Eurovia and Plastic Omnium will, with Signature, lead to the creation of a new European leader in the field of road markings and signage.

VINCI also continued its strategy of increasing the density of its European networks, as illustrated in particular by VINCI Energies' acquisition of Etavis, a Swiss electrical installation and telecommunications company based in Zurich, and the strengthening of Eurovia's aggregate production capacity in Scandinavia with a view to better serving the markets in Northern Europe.

In total, the acquisitions completed or launched since the beginning of the year – involving some 40 companies – represent additional full-year revenue of over €2 billion.

VINCI also increased its holding in Cofiroute to 83.3% by acquiring the stakes previously owned by Eiffage and some banks.

In the field of public-private partnerships, VINCI has won significant contracts that confirm the relevance of its strategy combining its complementary skills as an integrated concession-construction operator in a rapidly expanding market for infrastructure in Europe:

- As a consortium member, the signature of two concessions contracts in Greece for the construction and 30-year operation of almost 600 km of motorway between Athens and the Peloponnese via Corinth and Patras (365 km), and between Maliakos and Kleidi along the Athens-Thessalonica corridor (230 km);
- The finalisation of a public service contract to operate the railway link between Lyons' Part Dieu station and Saint Exupéry airport for 30 years;
- The signature of a 20-year partnership contract with the Rouen municipal authority to manage the city's public lighting, traffic and video surveillance;
- The signature of a contract to renovate and operate INSEP (France's National Institute of Sport and Physical Education) in Vincennes;
- The preferred bidder status of the consortium comprising several Group subsidiaries to finance, operate and build or renovate two urban tunnels in Amsterdam (Coentunnel) under a 30-year concession contract;
- The signature of several partnership contracts to build and maintain schools and administrative buildings in France, the United Kingdom and Germany.

Another highlight was the signature by the French government of amendments to ASF's and ESCOTA's concessions and programme contracts defining the investments to be carried out and the tolls applicable on their networks for the period 2007-2011. The clear contractual framework gives these motorway subsidiaries excellent visibility over their future.

The total order book for engineering subsidiaries (VINCI Construction, Eurovia and VINCI Energies) amounted to over €20 billion at the end of June 2007, up 17.1% over a year. It represents almost 11 months of average business activity for these subsidiaries.

Combined with the very good first-half business performance, this sound order book confirms the projected full-year revenue growth of around 10% announced at the Shareholders Meeting on 10 May. This figure does not take into account the Group's latest acquisitions, including in particular that of Soletanche Bachy.

VINCI will publish its interim financial statements at the close of trading on the Paris Bourse on 4 September 2007.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

Investor relations: Marie-Amélia Folch
Tel: +33 1 47 16 45 39
Email: mafolch@vinci.com

This press release is available in French, English and German on VINCI's website: www.vinci.com

CONSOLIDATED REVENUE AT 30 JUNE 2007 – Provisional figures
(in millions of euros)

		30 June 2006 Actual*	30 June 2006 Pro forma **	30 June 2007	*Change 2007/2006* Actual	Pro forma **
VINCI Concessions	1st quarter	504.6	902.6	980.5	*94.3%*	*8.6%*
	2nd quarter	1,097.2	1,097.2	1,167.0	*6.4%*	*6.4%*
		1,601.8	1,999.8	2,147.5	*34.1%*	*7.4%*
VINCI Energies	1st quarter	851.5	851.5	947.8	*11.3%*	*11.3%*
	2nd quarter	888.5	888.5	1,033.9	*16.4%*	*16.4%*
		1,740.0	1,740.0	1,981.7	*13.9%*	*13.9%*
Eurovia	1st quarter	1,164.3	1,164.3	1,356.0	*16.5%*	*16.5%*
	2nd quarter	1,957.7	1,957.7	2,029.3	*3.7%*	*3.7%*
		3,122.0	3,122.0	3,385.3	*8.4%*	*8.4%*
VINCI Construction	1st quarter	2,290.0	2,290.0	2,783.8	*21.6%*	*21.6%*
	2nd quarter	2,638.2	2,638.2	3,199.6	*21.3%*	*21.3%*
		4,928.2	4,928.2	5,983.4	*21.4%*	*21.4%*
VINCI Immobilier	1st quarter	96.2	96.2	134.6	*40.0%*	*40.0%*
	2nd quarter	150.8	150.8	130.1	*(13.7%)*	*(13.7%)*
		247.0	247.0	264.7	*7.2%*	*7.2%*
Eliminations		(139.4)	(139.4)	(160.0)		
Total	1st quarter	4,834.3	5,232.4	6,106.9	*26.3%*	*16.7%*
	2nd quarter	6,665.2	6,665.2	7,495.8	*12 .5%*	*12.5%*
Total		**11,499.5**	**11,897.6**	**13,602.7**	***18.3%***	***14.3%***
Of which France						
VINCI Concessions		1,478.2	1,876.2	2,023.9	*36.9%*	*7.9%*
VINCI Energies		1,299.8	1,299.8	1,471.9	*13.2%*	*13.2%*
Eurovia		1,905.8	1,905.8	2,172.5	*14.0%*	*14.0%*
VINCI Construction		2,836.8	2,836.8	3,399.8	*19.8%*	*19.8%*
VINCI Immobilier		247.0	247.0	264.5	*7.1%*	*7.1%*
Eliminations		(129.9)	(129.9)	(148.9)		
Total		**7,637.7**	**8,035.8**	**9,183.7**	***20.2%***	***14.3%***
Of which outside France						
VINCI Concessions		123.6	123.6	123.6	*0.0%*	*0.0%*
VINCI Energies		440.1	440.1	509.8	*15.8%*	*15.8%*
Eurovia		1,216.1	1,216.1	1,212.8	*(0.3%)*	*(0.3%)*
VINCI Construction		2,091.4	2,091.4	2,583.7	*23.5%*	*23.5%*
VINCI Immobilier				0.2		
Eliminations		(9.4)	(9.4)	(11.2)		
Total		**3,861.8**	**3,861.8**	**4,419.0**	***14.4%***	***14.4%***

* 2006 actual revenue included ASF and ESCOTA from 9 March 2006 when they were acquired by VINCI and excluded revenue of airport services assets (sold in October 2006), in application of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
** Pro forma data including, for 2006, full-year revenue of ASF and ESCOTA

Motorway concessions traffic at 30 June 2007
(in millions of kilometres travelled)

	Network	30 June 2006	30 June 2007	*Change*
ASF				
Light vehicles	Comparable	9,860.9	10,203.3	*3.5%*
	Actual	9,906.4	10,258.0	*3.5%*
Heavy vehicles	Comparable	2,199.8	2,276.1	*3.5%*
	Actual	2,207.3	2,287.0	*3.6%*
Total distance travelled	**Comparable**	**12,060.7**	**12,479.4**	***3.5%***
	Actual	**12,113.7**	**12,545.0**	***3.6%***
ESCOTA				
Light vehicles	Comparable	2,717.6	2,779.4	*2.3%*
Heavy vehicles	Comparable	322.6	333.3	*3.3%*
Total distance travelled	**Comparable**	**3,040.2**	**3,112.7**	***2.4%***
Cofiroute				
Light vehicles	Comparable	3,616.8	3,763.2	*4.0%*
	Actual	3,681.1	3,865.6	*5.0%*
Heavy vehicles	Comparable	751.1	804.4	*7.1%*
	Actual	764.0	826.0	*8.1%*
Total distance travelled	**Comparable**	**4,367.9**	**4,567.6**	***4.6%***
	Actual	**4,445.1**	**4,691.6**	***5.5%***

Rueil Malmaison, 26 July 2007

Appointment

Jean Rossi, chairman of VINCI Construction France, has been appointed senior executive vice-president of VINCI Construction by Richard Francioli, and joined VINCI's executive committee.

The executive committee now comprises:

- Xavier Huillard, director and chief executive officer;
- Roger Martin, senior executive vice-president, chairman and chief executive officer of Eurovia;
- Jacques Tavernier, senior executive vice-president, chief executive officer of VINCI Concessions;
- Pierre Coppey, executive vice-president, vice-president of corporate communications, human resources and synergies;
- Christian Labeyrie, executive vice-president, vice-president and chief financial officer;
- David Azéma, senior executive vice-president of VINCI Concessions;
- Richard Francioli, chairman of VINCI Construction;
- Jean-Yves Le Brouster, chairman and chief executive officer of VINCI Energies;
- Jean-Luc Pommier, vice-president, business development;
- Jean Rossi, senior executive vice-president of VINCI Construction, chairman of VINCI Construction France.

Jean Rossi was born on 6 November 1949 at Brunoy, near Paris. In 1973, on graduating from ESTP, an engineering school in Paris, he joined Pradeau et Morin as a works engineer. In 1978, he became operations director and then managing director of Société Nancéienne d'Entreprise Générale (Sneg), a Caroni subsidiary in Nancy. He moved to Sobea, which later became Sogea, where he was director of building and civil engineering (1983), regional director (1988), director in charge of the north of France (1991) and chief operating officer (1996). He became chairman of Sogea Construction in 2001. Jean Rossi has been chairman of VINCI Construction France since 1 January 2007.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Rueil-Malmaison, 24 July 2007

Press release

Further investment by Eurovia in materials production in Europe

Having acquired CUP (Belgium) and started operations at the Antwerp Stone Terminal (AST), Eurovia is purchasing a 23% interest in Bremanger Quarry AS, which operates a quarry on the Norwegian coast to the north of Bergen. The quarry has 500 million tonnes of reserves of high-performance Devon sandstone. It began operating in 2005 and will produce 1.8 million tonnes this year. Production capacity is set to double rapidly.

To accelerate growth, production, sales and logistics in this sector, Eurovia is giving Bremanger Quarry its own concession, which is located nearby and has reserves of 100 million tonnes.

The two quarries are extremely well positioned to meet the growing demand for top-quality aggregates in areas that have little or no hard stone resources. These areas include the Benelux, northern Germany, Poland, northern France, Denmark and Greater London. The quarries are also expected to benefit from increasing demand for maritime works materials.

Bremanger currently supplies facilities in Amsterdam (Graniet Import) and Antwerp (AST), as well as several North Sea operations. Bremanger Quarry plans to develop new facilities in other countries.

Bremanger is a key component in Eurovia's industrial business activity and long-term aggregates supply strategy, significantly increasing the company's reserves.

Eurovia, a VINCI subsidiary, is one of the world leaders in roadworks. The company operates in 16 countries through 300 works centres and 790 road building materials and aggregate production sites. It has over 38,500 employees and generated revenue of €7.23 billion in 2006.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: 01 47 16 33 88
E-mail: vchristnacht@vinci.com

VINCI

Rueil Malmaison, 24 July 2007

Press release

VINCI signs contract for Athens-Tsakona motorway concession

The Apion Kleos consortium, led by VINCI with 36%, today signed the contract with the Greek government for the Athens-Tsakona motorway, the country's biggest motorway concession project. The other members of the consortium are Hochtief of Germany (25%) and three Greek companies, namely Elliniki Technodomiki-Aktor (18%), J&P-Avax (18%) and Athena (3%).

The project calls for the financing, design, construction and/or repair of 365 km of toll motorway between Athens and Tsakona in the south-west of the Peloponnese, via Corinth and Patras. This breaks down into 82 km of existing motorway, 120 km to repair and widen, and 163 km to build. The project also calls for operating the motorway for 30 years.

Since being announced preferred bidder in May 2007, the VINCI-led consortium has finalised the contract and prepared its financing. In addition to an initial subsidy from the Greek government and revenue from existing traffic, the financing package consists of three tranches totalling €1,685 million, i.e. €1,210 million of senior debt, €400 million from refinancing the government subsidy and €75 million of standby debt. This financing was entirely subscribed by the following lead banks: Alpha Bank, Calyon, Millennium bcp and Natixis.

With this contract, VINCI will eventually be operating three motorway concessions in Greece totalling about 600 km for 30 years or more. Apart from Athens-Tsakona, VINCI is lead company on the Rion-Antirion bridge, which was opened to traffic almost three years ago, and is participating in the Maliakos-Kleidi motorway in the northern part of the Athens-Thessalonica corridor. The latter project is to be ratified by the Greek parliament this week and is expected to come into force in November 2007.

The success and synergies expected from these three projects will give VINCI a stronger long-term presence in Greece, where the public-private partnership (PPP) culture is now well established and where there remain significant infrastructure needs.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
E-mail: vchristnacht@vinci.com

Rueil-Malmaison, 16th July 2007

Press Release

VINCI named preferred bidder for the "Coentunnel" in Amsterdam

The Coentunnel Company BV consortium, made up of VINCI Concessions, VINCI Construction subsidiaries CFE and Dredging International, Dura Vermeer (leader of the consortium), Arcadis, Besix and TBI, has just been named preferred bidder for the Coen tunnel in Amsterdam.

The project, with a total value of approximately €500 million, covers the financing, design and construction of a 3+2 lane underwater road tunnel as well as renovation of the existing tunnel and operation of both tunnels for a period of 30 years. The concessionaire will receive an annual payment from the concession grantor, the amount of which will be based on the actual availability of the infrastructure to users of the tunnels connecting the city centre with the northern part of the Netherlands.

The works, which will take five years to complete, will be carried out by a consortium made up of VINCI subsidiaries VINCI Construction Grands Projets, CFE and DEME, as well as TBI, Dura Vermeer and Besix.

This success reflects the combination of VINCI's expertise in both financial engineering and the operation of complex public-sector engineering structures, its substantial local roots and its high-profile track record in specialised civil engineering and tunnel construction (Hallandsas tunnel in Sweden, A86 tunnel in western Paris, Terminal 5 tunnels at Heathrow Airport in the United Kingdom, Prado tunnel in Marseilles, etc.). Following the company's recent successes in motorway concessions in Greece, this project is a further illustration of the relevance of VINCI's integrated concession and construction model.

Press contact: Virginie Christnacht
Tel: +33 1 47 16 39 56
Fax: +33 1 47 16 33 88
email: vchristnacht@vinci.com

END